SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A. Announces its Consolidated Results for the Fourth Quarter and Full Year of 2007

BOVESPA[1]
(lot = 1 share)
TCSL3: R$9,47
TCSL4: R$7,06

 NYSE [1]
 (1 ADR = 10 PN shares)
TSU: US$42,26

(1) Closing prices of March 4th , 2008

4Q07 Conference Call

Conference Call in English
March 5th, 2008, at 12:00 Brasília
 time.
(10:00 AM US ET)

Conference Call in
Portuguese:
March 5th, 2008, at 1:30 PM
Brasília time.
 (11:30 PM US ET)

For further information, please
access the Company's website:
www.timpartri.com.br

IR Contacts

Gianandrea Castelli Rivolta
CFO and Investor Relations
Officer

Monique Freitas
(55 21) 4009-4017 / 8113-0790
mpfreitas@timbrasil.com.br

Leonardo Wanderley
(55 21) 4009-3751/ 8113-0547
lwanderley@timbrasil.com.br

Fabio Levy Costa
(55 21) 4009-3446 / 8113-0024
flcosta@timbrasil.com.br

Rio de Janeiro, March 5th, 2008 – TIM Participações S.A. (BOVESPA: TCSL3 and TCSL4; and NYSE: TSU), the company which controls directly TIM Celular S.A. and indirectly TIM Nordeste S.A., announces its results for the fourth quarter 2007 (4Q07). TIM Participações S.A. (“TIM Participações” or “TIM”) provides mobile telecommunication services through its mobile operator subsidiaries throughout Brazil. TIM was the first Brazilian mobile operator with a national presence and is the largest GSM operator in South America. The following financial and operating information, except where otherwise indicated, is presented on a consolidated basis and in Brazilian Reais (R$), pursuant to Brazilian Corporate Law. All comparisons refer to the fourth quarter of 2006 (4Q06), except when otherwise indicated.

4Q07 Highlights

• Fully delivering 2007 targets:

•Customers: 31.3 million versus 29 million target

• Net Organic Revenues: +14.6% versus >10% target st (considering Bill & Keep Parcial elimination as of Jan 1 , 2006)

• EBITDA margin: 23.1% versus >23% target

•Operating Free Cash Flow: R$761.6 million, versus break-even target

•Consolidation of convergence as an important strategic pillar: TIM is confirmed as a provider of convergent services of communication with mobility

•Average revenue per user (ARPU) totaled R$34.5 in 4Q07, remaining above market average.

•Net service revenue: R$3,099.7 million in 4Q07, 13.3% up on 4Q06 on a YoY basis.

•EBITDA margin in 4Q07 reached 27.1% (to R$914.8 million EBITDA, +16.2% YoY).

•Positive net result in the quarter (R$183.4 million) and in the year (R$76.1 million, a R$361.6 million improvement over 2006’s net loss of R$285.5 million).

•Net positive cash flow in the quarter (R$814.7 million) and in the year (R$53.8 million).

•Substantial purchase of 2.1 GHz frequencies which will enable TIM to offer 3G services on a nationwide basis. The licenses were acquired for R$1.3 billion in an auction.

Main Accounting Changes

1. Accounting changes

Following an analysis of the best accounting practices for the sector, the Company implemented certain changes whose effects are presented below and which differ substantially from those in the previous quarterly information disclosed to shareholders and the market.

1.1. Asset Retirement Obligation – ARO

In the fourth quarter of 2006, pursuant to CVM Resolution 489/85, the Company began to adopt new accounting procedures, so as to bring them in line with those adopted by other companies in the telecommunications sector. Now the estimated cost of dismantling radio towers and equipment in rented buildings will be recognized as a liability, as a counter-entry of permanent assets. The depreciation of these assets is calculated based on their useful life. The estimated liability is discounted to present value in order to reflect the best current estimate.

The change was implemented as of the fourth quarter of 2006 and was retroactive to January 1st, 2006. The figures from the 4Q06 were therefore duly altered for comparative purposes.

1.2. Reclassification of the amortization of the goodwill paid in the privatization

As of the 1Q07, part of the amortization related to the goodwill paid in the privatization, which used to be booked under “other operating expenses”, is being booked as income tax, in line with international accounting standards.

1.3. Reclassification of the ADENE tax benefit

As of the 3Q07, the ADENE tax benefit, recorded by the indirect subsidiary TIM Nordeste S.A., was booked in the quarter’s income statement rather than in the balance sheet under capital reserve.

1.4. Reclassifications affecting 2006 revenues and EBITDA

The following accounting changes were put forth in 2007 relating to 2006 figures:

a) The Company´s subsidiary TIM Nordeste S.A. questioned in Court the payment of PIS and COFINS taxes over items not related to its operating revenues. Due to a court decision favorable to that Company´s plea, the Company recorded in 2006 a positive amount of R$52.3 million, booked in 2006 as Other Operating Revenues. In 2007 this amount was reclassified for the fiscal year 2006 as follows:

•R$22.1 million as reduction of taxes on service revenues.
•R$30.2 million as financial revenues

b) Reclassification of financial expenses to cost of goods sold in the amount of R$25.7 million (out of which R$10.4 million in 4Q06).

1.5. Discounts on Handset Sales

As of 4Q06, discounts on handsets sale prices were fully booked as “discounts on products sold”, as opposed to being partially allocated to selling expenses and cost of goods sold.

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This change was implemented as of the fourth quarter of 2006 and was retroactive to January 1st, 2006. 4Q06 figures were therefore adjusted in the amount of R$159.7 million (referred to the first nine months of 2006) for comparative purposes.

As a result of 1.4b and 1.5 accounting changes, 4Q06 restated net revenues came to R$3,077.8 million and restated EBITDA margin stood at 25.6% (versus 4Q06 reported net revenues of R$ 2,918.0 million and reported EBITDA margin of 27.3%).

As a result of 1.4 accounting changes, 2006 restated net revenues stood at R$10,138.2 million and EBITDA stood at R$ 2,436.5 million (versus reported net revenues of R$ 10,116.1 million and reported EBITDA of R$ 2,492.5 million).

Complete Financial Statements, including the Explanatory Notes, are available at our Investor Relations website: www.timpartri.com.br.

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Message from Management

2007 represented the movement of construction of a solid base, necessary to transform TIM from a mobile telephony company into a provider of convergent services of communication with mobility.

To this effect, important steps have been taken, such as the acquisition, in May, of the STFC (Commuted Fixed Telephone Service) for all Brazilian states; the adjustment of the collaborators’ profiles to the new provision of services; and the implementation of convergent platforms and systems.

Having frequency band is an essential asset to our business. We participated successfully in two biddings conducted by Anatel (Brazilian National Telecommunications Agency). In the first one, related to the frequency leftovers of the SMP (Personal Mobile Service), we acquired new lots of frequency in 1.8 GHz and in 900 MHz in São Paulo (capital and countryside) and in Rio Janeiro, as well as lots of 900 MHz in Rio Grande do Sul, Espírito Santo and in North and Midwest regions for around R$50 million with a premium of 9.9% over minimum prices (the average premium of the bidding was 21.4%). In the second one, we acquired 3G frequencies (1.9 GHz – 2.1 GHz) all across Brazil, except for the Minas Triangle, which permits us to offer third generation services in all states, for R$1.324 billion, with a premium of 95% on minimum prices. It is important to highlight that in São Paulo (capital, lot III), a market that demands a greater need of high-speed data transmission services, we have acquired the only 15 MHz band offered.

We prepared ourselves solidly for the future and even anticipated trends with the launch of “TIM Web”, a data transmission service, without the need of a provider, and “TIM Casa Flex”, a convergent service that gathers a fixed and a mobile number in a single chip in any GSM handset.

This transformation was made, keeping the focus on our main foundations: growth with profitability, through plans to conquer and gain the loyalty of high value added customers and of the corporate segment; ethics and transparence, with an aspirational brand, confirmed by the receipt of relevant prizes, such as the “Top of Mind”, from Datafolha Institute, for four times, three of them consecutively, and the prize of the most Admired company of the sector for three consecutive times, in addition to other relevant prizes; corporate governance, with the adoption of controls for compliance with the provisions required by section 404 of the Sarbanes-Oxley Act (SOX) and respect for commitments assumed with shareholders, fulfilling all the objectives defined. Moreover, in the fourth quarter and in the year, we achieved positive net results, with the reduction of indebtedness and fix ed costs.

These figures reflect the total commitment of the leaders and collaborators with the Company’s strategies and with the objectives outlined in the consolidation of TIM as one of the main market players.

The Management

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Operating Performance

Strong growth in the mobile phone market: 121 million lines at the end of 2007. Penetration reaches 63.5% TIM attracted 5.8 million new customers in 2007

At the end of December 2007, Brazil’s mobile telephony market reached 121.0 million lines, growing by 21.1%. National penetration reached 63.5%, up by 10.3 p.p. year-on-year. The number of mobile lines in Brazil was three times higher than the number of fixed lines in use and continues to be one of the main drivers of digital inclusion in the country. The favorable economical scenario of more significant GDP growth coupled with an increase in the credit and purchase power corroborate to this achievement.

Total net additions in the quarter came to 2.1 million, 24.6% higher than in the 3Q07 and 57.9% higher than in the 4Q06.

The Company closed the fourth quarter with a customer base of 31.3 million – an increase of 23.0% in the last 12 months

In 2007, TIM Participações acquired 5.8 million new customers along the year, accounting for 27.7% of the market’s total net additions.

TIM recorded a 25.3% growth in its postpaid base in the last 12 months - above the 19.2% of competitors´average increase. TIM also maintained its postpaid mix (21.7%) higher than its competitor´s average (18.5%)

In the corporate segment, the customer base grew even further, by 30.3% over 2006.

Overall, in 2007, TIM´s market share grew to 25.8% (from 25.4% at the end of 2006).

TIM: largest GSM customer base
TIM Participações’s GSM base represented 96.9% of the total. GSM coverage reached 92.9% of the Brazilian urban population, extending across 2,655 municipalities. All the cities covered by TIM’s GSM technology have access to GPRS, and the Company also offers EDGE

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technology in more than 1,530 municipalities which increases the speed offer of our Internet access solution - “TIM Web”. 3G is coming to increase even further this speed according to our strategy to focus on data service. This wide data coverage facilitates and encourages the use of value-added services, (VAS), boosting the Company’s service revenue even further.

Marketing Activities

During 2007, in line with its strategic goals, TIM has remained leader in innovation, launching several convergent offers and mobile tariffs targeting the underpenetrated low-ARPU segment in order to capture new sources of revenues and guarantee its solid market positioning.

Thus, we highlight some cutting edge innovation offers placed along the year: “TIM Web”, providing wireless internet access with a stand alone data bundle using a USB modem, and “TIM Mais Completo”, a bundle of fixed and mobile telephony and Internet access. Both offers were launched in June.

In October, we launched “TIM Casa Flex”, a step ahead of “TIM Casa” (launched in 2006), a convergent voice solution that combines convenience and competitive prices for fixed local calls using the mobile within the pre-established Home Zone area. Additionally, “TIM Casa Flex” foregoes the need for a mobile voice plan reducing the entry-barrier: R$9.90 for 50 minutes of fixed to fixed local calls for prepaid and R$29.90 for 200 minutes of fixed local calls for postpaid.

“Plano 1”, a commercial offer launched in October, aims at increasing mobile penetration in low-income users while preserving the profitability of the business. In order to address this segment and explore new revenue opportunities, TIM developed a new business model based on micro-recharge offers (cards of R$1, R$3 or R$5) with an appealing tariff for calls to three specific TIM or fixed numbers (R$0.20 per minute versus average R$1.50 per minute to other numbers).

Regarding TIM´s consolidated position in the mobile market, the Company is maintaining the offers focused on a segmented portfolio of plans, low SAC (acquisition cost), exploring the community concept and stimulating usage through on-net traffic and loyalty promotions, also making sure that all current customers are eligible to all promotions.

“Zero Tariff” to postpaid and “7 Cents” to prepaid were promotional campaigns for the commemorative dates in the year and continued to explore promotional on-net tariffs to stimulate usage.

“Quem Tem TIM Tem Mais” (“Who Has TIM Has More”) was a promotion launched in July aiming at reinforcing the loyalty of prepaid clients who have been in our base for more than a year, with the offer of bonuses in minutes for local calls to TIM and fixed numbers.

TIM continues to stimulate low cost acquisitions through the sale of naked SIM cards. Based on this approach, TIM encourages the recharge mechanism maintaining promotions throughout the year such as, “Receba o Valor do Chip de Volta” (“Receive the Value of the Chip Back”) and “Seu TIM Chip Vale Mais” (“Your TIM Chip is Worth More”), through which the client receives a refund of the amount paid when he places a R$15 recharge within 48 hours.

In the VAS segment, our initiatives were towards increasing data usage, leveraging Smartphones offers and continuous portfolio enlargement, launching innovative

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data plans, and constantly updating contents based upon agreements and strategic partnerships. TIM provides the largest data network in the mobile business.

The first operator to bring Blackberry to Brazil, TIM launched several initiatives in the fourth quarter to expand its mobile office solution. In October, TIM launched the Blackberry Zero Subscription, without a monthly fee, under a “pay as you go” mechanism. The company also launched an attractive offer which includes a special price for Smartphones when combining voice and data plans. In December, TIM started to offer BlackBerry devices with GPS navigation service.

In terms of data package incentives, we point out the launch of: “MEGA TIM WAP” - a 40MB Bundle through Wap Fast and “MEGA TIM Mensagens” - SMS+MMS Bundle Cards. Furthermore, we highlight TIM´s data bundle plug in, TIM Data Package, that offers bundles of 1 GB, 250 MB and 40 MB.

Along the year, the Company expanded its relevant content portfolio by means of agreements with providers, like Warner and Globo.com and a partnership with Microsoft to push on Windows mobile solutions. “TIM Music Store”, the first mobile- phone-integrated music content, was launched in June. We also launched “TIM Studio”, which allows the user to develop and share contents (videos, images and music) with other TIM clients.

All the initiatives launched in 2007, exemplify the Company’s continuous innovation focusing on customer's total communication needs, combined with the strength of the TIM brand.

Financial Performance

Selected financial data [1]					R$ thousands

	4Q07	4Q06	% Y-o-Y	2007	2006	% Y-o-Y

Total Gross Revenue	4,667,445	4,093,955	14.0%	17,214,652	13,877,559	24.0%
Gross Service Revenue	4,177,513	3,542,483	17.9%	15,376,550	11,820,276	30.1%
Gross Handset Revenue	489,932	551,472	-11.2%	1,838,102	2,057,283	-10.7%
Total Net Revenue	3,375,514	3,077,757	9.7%	12,441,642	10,138,247	22.7%
Net Services Revenue	3,099,698	2,734,774	13.3%	11,421,037	8,955,662	27.5%
Net Handsets Sales	275,816	342,983	-19.6%	1,020,605	1,182,585	-13.7%
EBITDA	914,837	787,154	16.2%	2,869,879	2,436,537	17.8%
EBITDA Margin	27.1%	25.6%	1.5 p.p.	23.1%	24.0%	-0.9 p.p.
EBIT	312,666	213,551	46.4%	546,205	202,100	170.3%
EBIT Margin	9.3%	6.9%	2.4 p.p.	4.4%	2.0%	2.4 p.p.
Net Income (Loss)	183,383	135,028	35.8%	76,095	(285,542)	-

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In 2007, 14.6% Net Revenues growth on a comparable basis, delivering target of >10%	Note: (1) Consolidated data

Operating Revenues

Total net revenues came to R$3,375.5 million in the 4Q07, 9.7% higher than in the 4Q06 and R$12,441.6 million for the full year, 22.7% up on 2006. Considering Bill & Keep partial elimination as of January 1st, 2006, year-on-year net revenues growth would be 14.6% in line with the Company´s target (>10%). It´s worth it to remind that 2007 full year total revenues were negatively impacted by R$54.7 million that were deducted from net handset revenues in view of the write-off in accounts receivable put forth in 3Q07.

Net service revenues totaled R$3,099.7 million in the quarter, up by 13.3% on the R$2,734.8 million recorded in the 4Q06, underlining the Company´s continuous growth and ensuing its lead of the Brazilian mobile industry. This year-on-year growth arose chiefly from the customer base expansion and the increase in total traffic. MOU (monthly average of minutes per client) was up by 12% (106 minutes/month). In 2007 as a whole, net service revenues totaled R$11,421.0 million, 27.5% up on 2006. This growth was primarily due to the continuing expansion of traffic and value added services (VAS), underlining the quality of TIM´s subscriber base. Considering Bill & Keep partial elimination as of January 1st, 2006, annual service revenues would grow by 18.1%, on a YoY comparison.

The company´s continuous efforts to encourage the use of value added services (VAS), which complement the service plans in all segments, are reflected in gross revenues from value-added services (VAS) performance. It totaled R$375.4 million in 4Q07 and R$1,217.1 million in the year, 49.7% and 37.3% higher, respectively, than the expansion recorded in the same periods in 2006. In the last quarter of 2007,

VAS gross revenues accounted for 9% of gross service revenues, 1.9 p.p higher on a YoY comparison (7.9% in 2007, 0.4 p.p. higher than in 2006). In 4Q07, innovative services (MMS, data transmission, downloads etc) accounted for 63% of these revenues in the fourth quarter thanks also to the strong increase of advanced data enabled handsets sold (i.e. in 4Q07 approximately 90% of total handset sold were camera embedded and almost 50% had music features against 75% and 25% in 4Q06).

Average revenue per user (ARPU) reached R$34.5 slightly higher than the R$34.0 recorded in the 3Q07 despite the strong growth in net additions in the period. This growth reflected the campaigns the Company adopted to stimulate usage, as well as the seasonality characterized by increased service usage.

Net handset revenues amounted to R$275.8 million in 4Q07, down 19.6% year-on- year. In 2007, it totaled R$1,020.6 million against R$1,182.6 million in 2006, a 13.7% decrease. In 2007, the Company continued to seek the reduction of the sales of prepaid handsets, while stimulating the sales of individual SIM cards (over 60% of total sales in the quarter) and advanced data enabled handsets. Lastly, it is important to mention that 2007 figures include the deduction of R$54.7 million related to the sale of handsets subject to the write-off of accounts receivable occurred in 3Q07.

Operating Costs and Expenses

Operating costs and expenses totaled R$2,460.7 million in 4Q07 and R$9,571.8 million in the year, versus R$2,290.6 million in the 4Q06 and R$7,701.7 million in

VAS revenues nearly 50% up on 4Q07
ARPU above market average
Pushing on naked SIM card sales
Operating costs performance related to customer base expansion

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Lower quarter and annual SAC	2006, a 7.4% quarter and 24.3% annual YoY expansion. This increase was mainly related to the upturn of variable costs resulting from the expansion of the customer base. Considering Bill & Keep partial elimination as of January 1st, 2006, year-on-year operating costs and expenses annual growth would be 13.7%.

Network and interconnection costs came to R$1,060.1 million in 4Q07, versus R$960.4 million 4Q06, up by 10.4%, and R$3,865.1 million for the year (43.7% up on the R$2,690.6 million recorded in 2006). The growth was due to the year-on- year expansion in traffic volume and the higher customer base. Considering Bill & Keep Parcial elimination as of the beginning of 2006, network and interconnection costs would increase by 13.4% in 2007.

The cost of goods sold, related basically to handset and accessory sales, was R$373.7 million in the 4Q07, down by 11.4% year-on-year, due mainly to the decrease on the average handset price derived from currency appreciation. In the quarter, the Company sold 1.8 million handsets, versus 1.4 million in the 4Q06. For the full year of 2007, the cost of goods sold amounted R$1,434.4 million, up 1.9% on 2006.

Selling expenses totaled R$647.0 million in 4Q07, 18.1% up on the 4Q06, mainly reflecting an increase in gross additions, which affected mostly variable expenses related to commissions (+11.1% year-on-year). Note that commissions were mostly tied to an increase in usage by prepaid base. In addition, the period’s customer base expansion impacted variable expenses related to the FISTEL tax (charged by Anatel on each activation and on the total initial base). The same way, selling expenses in 2007 reached R$2,512.1 million, which represents an annual increase of 15.6%.

Subscriber acquisition costs (SAC) totaled R$110 in 4Q07 and R$118 in the year, down by 8.4% and 18.3% year-on-year, respectively. The decrease on advertising expenses along the quarter aligned to a dilution attributed to the significant number of gross adds in the quarter corroborated such effect. This resulted in a stable SAC/ARPU ratio of 3.2 months in 4Q07 (also 3.2 months in 4Q06). In 2007, SAC/ARPU ratio was of 3.4 months, against 4.4 in 2006.

General and administrative expenses (G&A) – excluding depreciation/amortization and personnel expenses – closed 4Q07 at R$106.3 million, versus R$101.6 million in 4Q06. In 2007, these expenses amounted R$429.7 million, virtually in line with the R$434.4 million recorded in 2006.

Quarterly and annual personnel expenses totaled R$167.2 million and R$625.4 million, respectively versus R$149.1 million in 4Q06 and R$594.9 million in 2006.

Bad debt expenses came to R$97.8 million in the 4Q07 equal to 3.2% of net service revenue (4.5% in 4Q06). In 2007, bad debt expenses totaled R$714.6 million, including the impact of R$118.6 million derived from the write-off in accounts receivables related to the handset sales in installments booked in 3Q07. Excluding this effect, bad debt expenses would total R$596.0 million in 2007, virtually stable in terms of percentage of net service revenues: 5.2% versus 5.0% in 2006, reminding that, in 2007, 0.4 p.p. relates to bad debt of non-TIM clients.

Other net operating expenses totaled R$8.6 million in the 4Q07, versus R$13.1 million revenues in 4Q06. Other operating revenues basically comprise fines paid by clients related to past due payments or service cancellations and unpaid dividends partially offset by operating expenses such as provision for contingencies and taxes on operating transactions. Full year other net operating revenues amounted to R$9.5 million, against R$51.4 million in 2006.

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Increasing profitability, delivering target disclosed of > 23% EBITDA margin	EBITDA

EBITDA (earnings before interest, taxes, depreciation and amortization) totaled R$914.8 million in 4Q07, 16.2% higher than the R$787.2 million recorded in 4Q06. EBITDA margin reached 27.1%, up 1.5 p.p. versus 4Q06.

In 2007 full year, EBITDA reached R$2,869.9 million, up on 17.8% on 2006, with an EBITDA margin of 23.1% (up 0.7 p.p. on comparable basis), fully delivering the target disclosed to the market in March, 2007 (>23%).

The graph below shows EBITDA expansion in 4Q07 and 2007:

Depreciation and Amortization
Quarterly depreciation and amortization expenses totaled R$602.2 million, 5.0% higher than the R$573.6 million recorded in 4Q06. In 2007, they amounted to R$2,323.7 million, up 4.0% on the R$2,234.4 million recorded in 2006.

EBIT
EBIT – earnings before interest and taxes – was R$312.7 million in 4Q07, versus R$213.6 million in 4Q06, a 46.4% increase. Annual EBIT came to R$546.2 million, a 170.3% expansion, when compared to the R$202.1 million reported in 2006.

Net Financial Result
TIM Participações posted net financial expenses of R$53.2 million in the 4Q07, 1.1% lower than the R$53.8 million expenses recorded in the 4Q06. The net financial result reflects the lower gross debt and the decline in interest rates, marked by a reduction in the cost of our debt (10.85% p.y. in 4Q07 versus 13% p.y. in 4Q06). For the full year, the

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Positive net income in the quarter and in the year

Company recorded net financial expenses of R$278.9 million, versus R$287.0 million in 2006, a 2.9% drop.

Income and Social Contribution Taxes

Income and social contribution taxes are calculated based on the separate income of each subsidiary, adjusted by the additions and exclusions provided for by tax law. In the 4Q07, income and social contribution taxes totaled R$66.3 million. For the whole year, the total amount of income and social contribution taxes was R$166.8 million, R$50.5 million of which arising from the payment of the installment to amortize the goodwill resulting from the company’s privatization.

Net Income

TIM Participações ended 4Q07 with a net income of R$183.4 million, up by 35.8% on the net income of R$ 135.0 million posted in 4Q06. For the full year of 2007, the Company recorded a net income of R$76.1 million, a R$361.6 million improvement over the net loss of R$285.5 million recorded in 2006.

Capex

Investments totaled R$1,007.2 million in the fourth quarter (not including the R$ 8.7 million related to the obligations derived from the discontinued assets - Assets Retirement Obligation – ARO) versus R$693.1 million in 4Q06. For the whole year, the Company invested R$1,932.9 million R$345.1 million more than in 2006 (R$1,587.8 million). The increase in CAPEX basically relates to link purchases (to substitute link rentals) and to the beginning of the installation of the 3G network.

Of the total capital expenditure in the quarter, 61% were allocated to the expansion and improvement in the quality and capacity of our network, 24% to development and improvement of the information technology systems, 10% to the no-charge lease (commodatum) program, a component of the strategy to expand and increase corporate segment loyalty, and 5% to others.

Net debt reduction Net cash flow positive in the quarter and in the year

Indebtedness

On December 31, 2007, the Company’s net debt (total debt minus cash and cash equivalents) came to R$973.2 million, down on the R$1,787.9 million at the end of 3Q07 and on the R$1,027.0 million recorded at the end of 2006.

The Company’s net debt at the end of 2007 includes a gross debt of R$2,145.9 million, against R$2,220.4 million recorded at the end of 2006. The Company’s debt represented mainly by loans and financing from the National Development Bank (BNDES) and syndicated loans. Cash and cash equivalents totaled R$1,172.7 million.

Net cash flow was R$814.7 million positive in 4Q07, an increase on 4Q06 (R$759.7 million), reaching a net cash flow of R$53.8 million in 2007, which represents an increase of R$983.3 million on 2006 net cash flow, that had been negative in R$929.5 million.

This result was reached through a free cash flow of R$761.6 million in 2007, an increase of R$1,229.6 million on 2006 free cash flow (negative in R$468.0 million).

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	Ownership Breakdown

	Ownership Breakdown	Common	%	Preferred	%	Total	%
	TIM BRASIL SERVICOS E PARTICIPACOES S/A	645,850,478	81.24	981,514,052	63.78	1,627,364,530	69.73
	OTHERS	149,141,191	18.76	557,458,442	36.22	706,599,633	30.27

	TOTAL	794,991,669	100	1,538,972,494	100	2,333,964,163	100

	Dividends
R$212 million of proposed dividends
Management is proposing the distribution of 100% of 2007 adjusted net income, in the amount of R$72.3 million and the distribution of the balance of the expansion reserve in the amount of R$139.7 million to shareholders of preferred shares . The amount to be distributed is of R$212.0 million and is equivalent to R$0.1377 per preferred share and R$1.377 per ADR (10 preferred shares). The proposal will be analyzed at the Company´s Annual Shareholders´ Meeting to be held in April, 2008.

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About TIM Participações S.A.

Through its subsidiaries, TIM Participações is Brazil’s largest personal mobile telephony operator, employing GSM (Global System for Mobile Communications) technology. The Company operates under its subsidiaries, TIM Celular S.A. and TIM Nordeste S.A.

Focused on sustainable and profitable growth, TIM concentrates its operations in higher-value customers in all of its business segments: prepaid, postpaid and corporate. Towards this aim, the Company has invested heavily in quality enhancement and differentiating its products and services, while seeking to develop innovative and low-cost offerings.

TIM Participações is controlled by TIM Brasil Serviços e Participações S.A., a subsidiary of the Telecom Italia Group.

Since the launch of its operations in Brazil, the Telecom Italia Group has maintained a strong focus on its brand, which today enjoys nationwide recognition and is synonymous with innovation and the first choice of customers, especially in the corporate business.

TIM Participações has the largest mobile data transmission network in Brazil, using GPRS (General Packet Radio Service) and EDGE (Enhanced Data rates for Global Evolution) technologies, which enable internet connections from any mobile device (laptops, personal digital assistants – PDAs, and mobile handsets) without requiring a modem, at any time and in any location covered by the Company’s GSM network.

TIM Participações´s shares are traded in São Paulo Stock Exchange (Bovespa: TCSL3 and TCSL4) and in New York Stock Exchange (NYSE: TSU).

• Leader in service revenue • Second largest company in terms of client numbers • Largest GSM operator in number of clients • The largest mobile data transmission network • ARPU above national average

Disclaimer

This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words "anticipates”, "believes”, "estimates”, "expects”, "forecasts”, "plans”, "predicts”, "projects”, "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company’s future operating results may differ from current expectations and readers of this release should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

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ATTACHMENTS

Attachment 1:	Balance Sheet (BR GAAP)

Attachment 2:	Income Statements (BR GAAP)

Attachment 3:	Cash Flow Statements (BR GAAP)

Attachment 4:	EBITDA Calculation Statement (BR GAAP)

Attachment 5:	Consolidated Operational Indicators

Attachment 6:	Glossary

The Complete Financial Statements, including Explanatory Notes, are available at the
Company’s Investor Relations Website: www.timpartri.com.br

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Attachment 1
TIM PARTICIPAÇÕES S.A.
Balance Sheet (BR GAAP) (R$ Thousand)

DESCRIPTION	2007	2006	%

ASSETS	14,546,325	14,200,105	2.4%

CURRENT ASSETS	5,270,150	4,459,324	18.2%
Cash and cash equivalents	1,117,410	592,565	88.6%
Short-term investments	55,255	600,912	-90.8%
Accounts receivable	3,029,930	2,522,063	20.1%
Inventories	278,126	164,108	69.5%
Recoverable Taxes	495,932	292,542	69.5%
Deferred income and social contribution taxes	29,429	50,450	-41.7%
Prepaid expenses	240,087	221,008	8.6%
Other assets	23,981	15,676	53.0%

NONCURRENT	9,276,175	9,740,781	-4.8%
Noncurrent assets
Long-term investments	3,989	-	-
Recoverable Taxes	233,482	285,681	-18.3%
Deferred income and social contribution taxes	-	29,429	-100.0%
Judicial deposits	102,402	57,420	78.3%
Prepaid expenses	7,806	13,257	-41.1%
Other assets	7,274	7,191	1.2%

PERMANENT ASSETS
Investments	5,148	6,728	-23.5%
Property, plant and equipment	7,021,819	7,185,864	-2.3%
Intangibles	1,704,000	1,922,621	-11.4%
Deferred	190,255	232,590	-18.2%

LIABILITIES	14,546,325	14,200,105	2.4%

CURRENT LIABILITIES	5,038,727	4,135,122	21.9%
Suppliers	3,143,331	2,726,922	15.3%
Loans and financing	804,011	340,762	135.9%
Salaries and related charges	110,553	92,493	19.5%
Taxes, charges and contributions	570,346	370,264	54.0%
Authorizations payable	34,791	38,275	-9.1%
Dividends and interest on shareholders’ equity payable	239,508	472,958	-49.4%
Other liabilities	136,187	93,448	45.7%

NONCURRENT LIABILITIES	1,757,112	2,178,605	-19.3%
Noncurrent liabilities	1,757,112	2,178,605	-19.3%
Loans and financing	1,341,858	1,879,679	-28.6%
Provision for contingencies	215,740	128,133	68.4%
Pension plan	7,377	6,083	21.3%
Authorizations payable	-	6,542	-100.0%
Asset retirement obligations	192,137	158,168	21.5%

SHAREHOLDERS' EQUITY	7,750,486	7,886,378	-1.7%
Capital	7,550,525	7,512,710	0.5%
Capital reserves	97,415	135,230	-28.0%
Income reserves	102,546	238,438	-57.0%

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Attachment 2
TIM PARTICIPAÇÕES S.A.
Income Statements (BR GAAP)(R$ Thousand)

DESCRIPTION	4Q07	4Q06	Q-o-Q %	2007	2006	Y-o-Y %

Gross Revenues	4,667,445	4,093,955	14.0%	17,214,652	13,877,559	24.0%
Telecommunications Services	4,177,513	3,542,483	17.9%	15,376,550	11,820,276	30.1%
Handset sales	489,932	551,472	-11.2%	1,838,102	2,057,283	-10.7%
Handset Sales	489,932	551,472	-11.2%	1,838,102	2,057,283	-10.7%
Discounts and deductions	(1,291,929)	(1,016,198)	27.1%	(4,773,010)	(3,739,312)	27.6%
Taxes and discounts on services	(1,077,813)	(807,709)	33.4%	(3,955,513)	(2,864,614)	38.1%
Taxes and discounts on handset sales	(214,116)	(208,489)	2.7%	(817,497)	(874,698)	-6.5%
Net Revenues	3,375,514	3,077,757	9.7%	12,441,642	10,138,247	22.7%
Services	3,099,698	2,734,774	13.3%	11,421,037	8,955,662	27.5%
Handset revenues	275,816	342,983	-19.6%	1,020,605	1,182,585	-13.7%
Operating Expenses	(2,460,677)	(2,290,603)	7.4%	(9,571,763)	(7,701,710)	24.3%
Personal expenses	(167,167)	(149,111)	12.1%	(625,397)	(594,890)	5.1%
Selling & marketing expenses	(646,957)	(547,673)	18.1%	(2,512,079)	(2,173,548)	15.6%
Network & interconnection	(1,060,069)	(960,433)	10.4%	(3,865,089)	(2,690,571)	43.7%
G&A	(106,314)	(101,623)	4.6%	(429,699)	(434,357)	-1.1%
Cost Of Goods and Service	(373,729)	(421,624)	-11.4%	(1,434,430)	(1,407,761)	1.9%
Bad Debt	(97,827)	(123,280)	-20.6%	(714,571)	(451,976)	58.1%
Other operational revenues (expenses)	(8,614)	13,141	-165.6%	9,502	51,393	-81.5%

EBITDA	914,837	787,154	16.2%	2,869,879	2,436,537	17.8%
EBITDA - Margin over total net revenues	27.1%	25.6%	1.5 p.p	23.1%	24.0%	-0.9 p.p
Depreciation & Amortization	(602,171)	(573,603)	5.0%	(2,323,674)	(2,234,437)	4.0%
Depreciation	(355,880)	(367,067)	-3.0%	(1,407,276)	(1,442,074)	-2.4%
Amortization	(246,291)	(206,536)	19.2%	(916,398)	(792,363)	15.7%
EBIT	312,666	213,551	46.4%	546,205	202,100	170.3%
EBIT - Margin over total net revenues	9.3%	6.9%	2.3 p.p	4.4%	2.0%	2.4 p.p
Other non-operational revenues (expenses)	(9,781)	1,319	-	(24,422)	2,526	-
Net Financial Results	(53,241)	(53,814)	-1.1%	(278,851)	(287,035)	-2.9%
Financial expenses	(93,528)	(83,347)	12.2%	(380,113)	(424,288)	-10.4%
Net exchange variance	(1,029)	(11,897)	-91.4%	(2,861)	(55,132)	-94.8%
Financial income	41,316	41,430	-0.3%	104,123	192,385	-45.9%
Net income before taxes and Minorities	249,644	161,056	55.0%	242,932	(82,409)	-394.8%
Income tax and social contribution	(66,261)	(26,028)	154.6%	(166,837)	(203,133)	-17.9%

Net Income (Loss)	183,383	135,028	35.8%	76,095	(285,542)	-126.6%

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Attachment 3
TIM PARTICIPAÇÕES S.A.
Cash Flow Statements (BR GAAP) (R$ Thousand)

	4Q07	4Q06	2007	2006

EBIT	312,664	213,550	546,205	202,100

Depreciation and Amortization	602,172	573,603	2,323,674	2,234,438
Capital Expenditures	(1,007,179)	(693,138)	(1,932,888)	(1,587,847)
Changes in Net Operating Working Capital	1,008,475	713,945	(175,372)	(1,316,669)

FREE OPERATING CASH FLOW	916,132	807,960	761,619	(467,978)

Income and Social Contribution Taxes	(53,648)	(13,415)	(116,355)	(65,776)
Dividends and Interest on Own Capital	(230)	(140)	(440,291)	(114,887)
Net Financial Income	(53,241)	(53,813)	(278,851)	(287,034)
Other changes	5,680	19,112	127,639	6,154

NET CASH FLOW	814,693	759,704	53,761	(929,521)

Attachment 4
TIM PARTICIPAÇÕES S.A.
EBITDA (R$ Thousand)

EBITDA Reconciliation	4Q07	4Q06

Net Profit (Loss)	183,383	135,028
(+) Provision for Income Tax and Social Contribution	(66,261)	(26,028)
(+/-) Non-Operational Results	(9,781)	1,319
(-) Net Financial Results	(53,241)	(53,814)
EBIT	312,666	213,551
(-) Amortization and Depretiation	(602,171)	(573,603)
EBITDA	914,837	787,154

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Attachment 5
TIM PARTICIPAÇÕES S.A.
Consolidated Operational Indicators

	4Q07	3Q07	4Q06	QoQ %	YoY %
Estimated Population in the Region (million)	190.5	189.8	187.9	0.3%	1.4%
Municipalities Served - GSM	2,655	2,538	2,453	4.6%	8.2%
Brazilian Wireless Subscriber Base (million)	121.0	112.8	99.9	7.3%	21.1%
Estimated Total Penetration	63.5%	59.4%	53.2%	4.1 p.p.	10.3 p.p.
Market Share	25.8%	25.9%	25.4%	0.0 p.p.	0.4 p.p.
Total Lines	31,253,701	29,159,522	25,410,478	7.2%	23.0%
Prepaid	24,483,100	22,570,834	20,005,316	8.5%	22.4%
Postpaid	6,770,601	6,588,688	5,405,162	2.8%	25.3%
Gross Additions	4,575,952	3,996,155	3,549,236	14.5%	28.9%
Net Additions	2,094,179	1,681,220	1,325,977	24.6%	57.9%
Churn	8.5%	8.4%	9.2%	0.1 p.p	-0.7 p.p
TOTAL ARPU	R$34.5	R$34.0	R$37.0	1.4%	-7.0%
TOTAL MOU	106	94	95	13.4%	12.0%
Investment (R$ million)	1,007.2	344.5	693.1	192.4%	45.3%
Employees	10,043	9,854	9,544	1.9%	5.2%

Attachment 6
Glossary

Financial Terms	Operating indicators

EBIT = Earnings before interest and tax
EBITDA = Earnings before interest, tax, depreciation and amortization
EBITDA Margin = EBITDA/ Net Operating Revenue
CAPEX – (capital expenditure) capital investment
Subsidy = (net revenue from goods – cost of sales + vendors discounts) / gross additions
Net debt = gross debt – cash
PL – Shareholders ’ Equity

Technology and Services

TDMA = Time Division Multiple Access
GSM = Global System for Mobile Communications – A system storing and coding cell phone data, such as user calls and data, enabling a user to be recognized anywhere in the country by the GSM network. The GSM is now the standard most used in the world.
EDGE = Enhanced Data rates for Global Evolution –technique developed to increase the speed of data transmission via cell phone, creating a real broadband for handsets with the GSM technology. The first EDGE handsets available offer speeds that can reach up to 200 Kbps, depending on the handset model.
SMS = Short Message Service – ability to send and receive alphanumerical messages.

Customers = Number of wireless lines in service
Gross additions = Total of customers acquired in the period
Net additions = Gross Additions – number of customers disconnected
Market share = Company’s total number of customers / number of customers in its operating area
Marginal Market share = participation of estimated net additions in the operating area.
Market penetration = Company’s total number of customers + estimated number of customers of competitors / each 100 inhabitants in the Company’s operating area
Churn rate = number of customers disconnected in the period
ARPU = Average Total Net Service Revenue– per per customers in the period
Blended ARPU = ARPU of the total customer base (contract + prepaid)
Contract ARPU = ARPU of contract service customers
Prepaid ARPU   = ARPU of prepaid service customers
MOU = minutes of use – monthly average. in minutes of traffic per customer = (Total number of outgoing minutes + incoming minutes) / monthly average of customers in the period
Contract MOU = MOU of contract service customers
Prepaid MOU = MOU of prepaid service customers
SAC = Customer acquisition cost = (marketing expenses + commission + Fistel + “ comodato ” + costs of retention)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: March 5, 2008	By:	/s/ Mario Cesar Pereira de Araujo

Name: Mario Cesar Pereira de Araujo
Title: Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.